UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 November 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Change of Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 November 2012	By:	/s/ Sarah Miller

	Name:	Sarah Miller
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

1 November 2012

CHANGE OF COMPANY SECRETARY

Further to the announcement by Telecom Corporation of New Zealand Limited on 1 October 2012 regarding the resignation of Tristan Gilbertson, Telecom’s Group General Counsel & Company Secretary, Telecom advises that Sarah Miller has been appointed as Secretary of the Company with effect from today and that Laura Byrne has been appointed as Acting Secretary of the Company from 19 November 2012 until 19 November 2013.

Mr Gilbertson’s last day at Telecom is 2 November 2012.

– ends –

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Email: company.secretary@telecom.co.nz